UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

AST SpaceMobile, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

00217D 100

(CUSIP Number)

Vodafone Ventures Limited

Attn: Vodafone Group General Counsel & Company Secretary

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN,

United Kingdom

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00217D 100	13D	Page 1 of 11 pages

1	Names of Reporting Persons Vodafone Ventures Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 10,044,454(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,044,454(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,044,454(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.5%(2)
14	Type of Reporting Person (see instructions) CO

CUSIP No. 00217D 100	13D	Page 2 of 11 pages

(1)

Comprised of (i) 1,000,000 shares of Class A Common Stock (the “Class A Common Stock”) of AST SpaceMobile, Inc. (the “Issuer”) and (ii) 9,044,454 common units (the “AST Common Units”) of AST & Science LLC (“AST OpCo”). In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock of the Issuer (the “Class B Common Stock”). Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer’s capacity as managing member of AST OpCo), under certain circumstances, cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. The Fifth Amended and Restated Limited Liability Company Operating Agreement of AST OpCo and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST Common Units and shares of Class B Common Stock, subject to certain exceptions.

The other Stockholder Parties (as defined herein) are not included as reporting persons in this Schedule 13D, and the Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2 of this Schedule 13D.

(2)

Calculations of the percentage of the Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (“SEC”) on April 12, 2021, and (ii) the 9,044,454 shares of Class A Common Stock issuable upon conversion of the AST Common Units referred to above (and as discussed in this Schedule 13D) are issued and outstanding.

CUSIP No. 00217D 100	13D	Page 3 of 11 pages

1	Names of Reporting Persons Vodafone Group Plc
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power -0-
	8	Shared Voting Power 10,044,454(1)
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 10,044,454(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,044,454(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 16.5%(2)
14	Type of Reporting Person (see instructions) CO

CUSIP No. 00217D 100	13D	Page 4 of 11 pages

(1)

Comprised of (i) 1,000,000 shares of Class A Common Stock of the Issuer and (ii) 9,044,454 AST Common Units. In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in its capacity as managing member of AST OpCo), under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. The Fifth Amended and Restated Limited Liability Company Operating Agreement of AST OpCo and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST Common Units and shares of Class B Common Stock, subject to certain exceptions.

The other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Person expressly disclaims beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties. See Item 2 of this Schedule 13D.

(2)

Calculations of the percentage of the Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the Current Report on Form 8-K filed by the Issuer with the SEC on April 12, 2021, and (ii) the 9,044,454 shares of Class A Common Stock issuable upon conversion of the AST Common Units referred to above (and as discussed in this Schedule 13D) are issued and outstanding.

CUSIP No. 00217D 100	13D	Page 5 of 11 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of AST SpaceMobile, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at Midland Intl. Air & Space Port, 2901 Enterprise Lane, Midland, Texas 79706. Prior to the Business Combination (as defined below), the Issuer was known as New Providence Acquisition Corp. (“NPA”).

Item 2.	Identity and Background.

The Schedule 13D is being jointly filed by Vodafone Ventures Limited, a private limited company organized under the laws of the United Kingdom (“VVL”), and Vodafone Group Plc, a public limited company organized under the laws of the United Kingdom (“Vodafone Group” and, together with VVL, the “Reporting Persons”). The securities reported in this Schedule 13D are held directly by VVL, which is a wholly-owned subsidiary of Vodafone Group. The principal business of Vodafone Group Plc is to provide telecommunication services, including mobile, fixed and converged communication services, to consumers and businesses. The principal business of VVL is to hold investments in companies, partnerships and other legal entities in the United Kingdom and overseas, offering services or developing technologies primarily for the telecommunications industry. The address of each of the Reporting Persons is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom.

The Reporting Persons, Invesat LLC (“Invesat”), Rakuten Mobile USA Service Inc. (“Rakuten”), ATC TRS II LLC (“American Tower”), Abel Avellan and New Providence Management LLC (“NPA Sponsor” and together with VVL, Invesat, Rakuten, American Tower, and Abel Avellan, the “Stockholder Parties”) may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Shares beneficially owned by the Stockholder Parties, other than the Reporting Persons, are not the subject of this Schedule 13D and accordingly, none of the other Stockholder Parties is included as a reporting person. For a description of the relationship between the Reporting Persons and the other Stockholder Parties, see Item 4 below. The Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

During the last five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto, have been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4, Item 5 and Item 6 is incorporated by reference in this Item 3.

Funds for the purchase by the Reporting Persons of the shares of Class A Common Stock reported herein were derived from cash on hand.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety in this Item 4.

CUSIP No. 00217D 100	13D	Page 6 of 11 pages

Business Combination

On April 6, 2021 (the “Closing Date”), pursuant to an equity purchase agreement (the “Equity Purchase Agreement”), dated as of December 15, 2020, by and among (1) AST & Science, LLC (“AST OpCo”), (2) Abel Avellan, Tom Severson, Invesat, VVL, American Tower, Rakuten Mobile Singapore PTE LTD and Samsung Next Fund LLC (collectively, the “Existing Equityholders”), (3) NPA, (4) NPA Sponsor, and (5) Abel Avellan, as the representative of the Existing Equityholders, NPA reorganized as an umbrella partnership-C corporation structure, in which substantially all of the operating assets of NPA’s business are held by AST OpCo, and NPA’s only asset is its equity interest in AST OpCo (collectively with all the transactions contemplated by the Equity Purchase Agreement, including, without limitation, the “PIPE (as defined below),” the “Business Combination”).

The foregoing description of the Equity Purchase Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Equity Purchase Agreement, a copy of which is included as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

PIPE

On December 15, 2020, VVL entered into a subscription agreement (the “Subscription Agreement”) with NPA, pursuant to which VVL purchased 1,000,000 shares of Class A Common Stock at a price of $10.00 per share and an aggregate purchase price of $10,000,000 on the Closing Date as an investor in a private investment in public equity investment in the Issuer (the “PIPE”). The Subscription Agreement requires that the Issuer file a registration statement providing for resales of the securities purchased in the PIPE within 30 days of the Closing Date.

The foregoing description of the Subscription Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Subscription Agreement, a copy of which is included as Exhibit 6 to this Schedule 13D and is incorporated herein by reference.

A&R Operating Agreement

In connection with the closing of the Business Combination, the Issuer, the Existing Equityholders and AST OpCo entered into a Fifth Amended and Restated Limited Liability Company Operating Agreement of AST OpCo (the “A&R Operating Agreement”), which, among other things: (i) appointed the Issuer as the managing member of AST OpCo (the “Managing Member”) and (ii) restructured the capitalization of AST to, among other things, authorize the issuance of AST common units (the “AST Common Units”) to the Issuer.

Upon consummation of the Business Combination, VVL’s then-existing common units in AST OpCo were reclassified and reissued by AST OpCo into new AST Common Units on a 1-to-14.50149869 basis and VVL received an equivalent number of non-economic shares of the Issuer’s Class B Common Stock (“Class B Common Stock”).

As a result of the Business Combination, as of the Closing Date, VVL holds 9,044,454 AST Common Units and 9,044,454 shares of Class B Common Stock.

CUSIP No. 00217D 100	13D	Page 7 of 11 pages

The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST Common Units and shares of Class B Common Stock, subject to certain exceptions. From and after April 6, 2022, the Reporting Persons may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer’s capacity as Managing Member), a cash payment based on the value of Class A Common Stock, in accordance with the A&R Operating Agreement. At the time of any such redemption or exchange, the Reporting Persons would forfeit an equivalent number of shares of Class B Common Stock to the Issuer (provided that the amount of any cash settlement is limited to the net proceeds from any issuance of shares of Class A Common Stock for the purpose of satisfying such settlement).

The foregoing description of the A&R Operating Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the A&R Operating Agreement, a copy of which is included as Exhibit 3 to this Schedule 13D and is incorporated herein by reference.

Stockholders’ Agreement

In connection with the closing of the Business Combination, the Issuer and the Stockholder Parties entered into a stockholders’ agreement (the “Stockholders’ Agreement”). Pursuant to the Stockholders’ Agreement, among other things, the Stockholder Parties agreed to vote all securities of the Issuer that may be voted in the election of the Issuer’s board of directors (the “Board”) held by each in accordance with the provisions of the Stockholders’ Agreement. As of the Closing Date, the Board initially consists of 13 directors, with two director seats being vacant, which Abel Avellan may fill at any time. As of the Closing Date, the Stockholder Parties have the right to nominate directors as follows: (a) Abel Avellan has the right to nominate seven members to the Board, including the two initial vacancies which Abel Avellan has the right to the right to fill, (b) Invesat, Vodafone, NPA Sponsor and American Tower each has the right to nominate one member to the Board, and (c) Rakuten has the right to nominate two members to the Board. Pursuant to the Stockholders’ Agreement, the Stockholder Parties agreed to vote for each of the foregoing nominees. Also pursuant to the Stockholders’ Agreement, the Stockholder Parties agreed to take all necessary action to cause Abel Avellan to be the chairperson of the Board.

Moreover, each of Stockholder Parties agreed until the Sunset Date (as defined therein) (i) to take all necessary action reasonably available within their power, including casting all votes to which such Stockholder Party is entitled in respect of its Voting Shares (as defined therein), whether at any annual or special meeting, by written consent or otherwise, so as to vote its Voting Shares on all matters submitted to the stockholders of the Issuer in accordance with the recommendation of the Board and (ii) not to grant, or enter into a binding agreement with respect to, any proxy to any person in respect of such party’s equity securities of the Issuer that would prohibit such party from casting such votes in accordance with the foregoing provision.

Additionally, the Stockholders Agreement prohibits VVL and the other Stockholder Parties from transferring, among other things, shares of the Company’s common stock (1) received in connection with the transactions contemplated by the Purchase Agreement on the Closing Date or (2) received thereafter pursuant to a redemption of AST Common Units held as of the Closing Date prior to April 6, 2022, subject to certain exceptions.

VVL and its permitted transferees will no longer be entitled to nominate a director to the Board if they (i) collectively, at any point after the Closing Date, do not hold at least (x) five percent of the outstanding Class A Common Stock or (y) fifty percent of the outstanding Class A Common Stock held by them immediately following the Closing of the Business Combination (assuming exchange of all AST Common Units for shares of Class A Common Stock), (ii) become a Competitor (as defined in the Stockholders’ Agreement, a “Competitor”) of the Issuer, (iii) initiate a legal proceeding against the Issuer or a member of the Board or (iv) obtain the right to appoint a member or observer to the board (or similar governing body) of any Competitor of the Issuer.

The foregoing description of the Stockholders’ Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Stockholders; Agreement, a copy of which is included as Exhibit 4 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 00217D 100	13D	Page 8 of 11 pages

Registration Rights Agreement

In connection with the closing of the Business Combination, the Issuer, the Existing Equityholders and NPA Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”). Subject to the terms and conditions of the Registration Rights Agreement, VVL is entitled to demand registration rights and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by the full text of the Registration Rights Agreement, a copy of which is included as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders’ Agreement and the Registration Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons, in their capacity as security holders of the Issuer, may engage in discussions with management, the Board, and other security holders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 00217D 100	13D	Page 9 of 11 pages

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b)

•	Amount beneficially owned: 10,044,454[1]

•	Percentage of class: 16.5%[2]

•	Number of shares the Reporting Persons have:

o	Sole power to vote or direct the vote: 0

o	Shared power to vote: 10,044,454[1]

o	Sole power to dispose or direct the disposition of: 0

o	Shared power to dispose or direct the disposition of: 10,044,454

As noted in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(c)    Except as described in this Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock. As noted in Item 2 above, the other Stockholder Parties are not included as reporting persons in this Schedule 13D, and the Reporting Persons expressly disclaim beneficial ownership of the shares of Class A Common Stock held by the other Stockholder Parties.

(d)    None.

(e)     Not applicable.

[1]

Comprised of (i) 1,000,000 shares of Class A Common Stock and (ii) 9,044,454 AST Common Units. In addition, the Reporting Person beneficially owns 9,044,454 shares of Class B Common Stock. Each share of Class A Common Stock carries one vote per share and each share of Class B Common Stock carries one vote per share and no economic rights. From and after April 6, 2022, the Reporting Person may redeem or exchange one AST Common Unit for one share of Class A Common Stock or, at the election of the Issuer (in the Issuer’s capacity as Managing Member), under certain circumstances, a cash payment based on the value of Class A Common Stock. At the time of any such redemption or exchange, the Reporting Person would forfeit an equivalent number of shares of Class B Common Stock to the Issuer. The A&R Operating Agreement and Amended and Restated Certificate of Incorporation of the Issuer prohibit transfers of AST Common Units and shares of Class B Common Stock, subject to certain exceptions. The Reporting Persons may be deemed to beneficially own 9,044,454 shares of Class A Common Stock issuable upon conversion of 9,044,454 AST Common Units directly owned by VVL.

[2]

Calculations of the percentage of the Class A Common Stock beneficially owned assume (i) 51,729,704 shares of Class A Common Stock outstanding as of April 6, 2021, as reported on the Current Report on Form 8-K filed by the Issuer on April 12, 2021, and (ii) the 9,044,454 shares of Class A Common Stock that Vodafone Ventures Limited is eligible to convert its AST Common Units into as discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 00217D 100	13D	Page 10 of 11 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement dated April 16, 2021.

2	Equity Purchase Agreement, dated as of December 15, 2020, by and among AST & Science LLC, New Providence Acquisition Corp., New Providence Management LLC, the Existing Equityholders listed on Annex A thereto and Abel Avellan, as the Existing Equityholder Representative (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on December 16, 2020).

3	Fifth Amended and Restated Limited Liability Company Operating Agreement of AST & Science, LLC, dated as of April 6, 2021 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

4	Stockholders Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

5	Registration Rights Agreement, dated as of April 6, 2021, by and among AST SpaceMobile, Inc., Abel Avellan, Invesat LLC, Vodafone Ventures Limited, Rakuten Mobile USA Service Inc., ATC TRS II LLC and New Providence Management LLC (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 12, 2021).

6	Form of Subscription Agreement, dated as of December 15, 2020 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 16, 2020).

CUSIP No. 00217D 100	13D	Page 11 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2021

Vodafone Ventures Limited

By:	/s/ Edward Verner
Name: Edward Verner
Title: M&A Executive

Vodafone Group Plc

By:	/s/ Rosemary Martin
Name: Rosemary Martin
Title: Group General Counsel and Company Secretary

SCHEDULE 1

Set forth below is the name, citizenship and principal occupation or employment of each of the directors and executive officers of Vodafone Group Plc. The business address of each of such persons is c/o Vodafone Group Plc, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom.

Vodafone Group Plc
Name	Citizenship	Principal Occupation or Employment
Directors
Sanjiv Ahuja	United States	Company Director
Sir Crispin Davis	United Kingdom	Company Director
Margherita Della Valle	Italy; United Kingdom	Company Director
Michel Demaré	Belgium; Switzerland	Company Director
Dame Clara Furse DBE	United Kingdom	Company Director
Val Gooding	United Kingdom	Company Director
Renee James	United States	Company Director
Maria Amparo Moraleda Martinez	Spain	Company Director
David Nish	United Kingdom	Company Director
Nick Read	United Kingdom	Chief Executive Officer and Company Director
Jean-François van Boxmeer	Belgium	Company Director
Executive Officers
Alex Froment-Curtil	France	Chief Commercial Officer
Rosemary Martin	United Kingdom	Group General Counsel and Company Secretary
Nick Read	United Kingdom	Chief Executive Officer and Director
Joakim Reiter	Sweden	Chief External and Corporate Affairs Officer
Leanne Wood	United Kingdom	Chief Human Resources Officer
Johan Wibergh	Sweden	Group Technology Officer

Set forth below is the name, citizenship and principal occupation of each of the directors of Vodafone Ventures Limited. The business address of each of such persons is c/o Vodafone Ventures Limited, Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom.

Vodafone Ventures Limited
Name	Citizenship	Principal Occupation or Employment
Tim Boddy	United Kingdom	Company Director
Pierre Klotz	Sweden	Company Director